UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.	Hillary B. Smith, Esq.
Jeffrey R. Vetter, Esq.	Vice President, General Counsel and Secretary
Fenwick & West LLP	SuccessFactors, Inc.
801 California Street	1500 Fashion Island Blvd., Suite 300
Mountain View, California 94041	San Mateo, CA 94404
(650) 988-8500	(650) 645-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on December 22, 2011, Amendment No. 2 to Schedule 14D-9 filed with the SEC on December 27, 2011, Amendment No. 3 to Schedule 14D-9 filed with the SEC on January 11, 2012 and Amendment No. 4 to Schedule 14D-9 filed with the SEC on January 13, 2012 (as amended, the “Schedule 14D-9”) by SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), relating to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of SuccessFactors (“Common Stock”) at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5. This Amendment No.5 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

(1) Item 8 of the Schedule 14D-9 hereby amended and supplemented by restating in its entirety the paragraph under the subsection entitled “German Antitrust Laws” to read as follows:

“The German Act against Restraints of Competition requires SAP AG and the Company to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of shares of Common Stock in the Offer shall not occur until a one month waiting period, or in case of an in-depth investigation, a waiting period of four months, from submission of a complete notification to the FCO has expired or otherwise terminated. SAP AG submitted the filing in Germany on December 14, 2011 and received a clearance decision of the FCO on January 16, 2012.”

(2) Item 8 of the Schedule 14D-9 hereby amended and supplemented by restating in its entirety the paragraph under the subsection entitled “Colombian Antitrust Law” to read as follows:

“Colombian Law 1340/09 and related decrees require SAP AG and the Company to file a notification with the Colombian Superintendent of Industry and Commerce (“SIC”) and provides that the acquisition of shares of Common Stock in the Offer will be automatically approved and the parties are not precluded from closing the Offer or the Merger if the parties’ market shares are below 20% of the relevant market. SAP AG filed the notice on behalf of itself and the Company on December 27, 2011 and is satisfied that the parties’ market shares are below the 20% threshold.”

(3) Item 8 of the Schedule 14D-9 hereby amended and supplemented by restating in its entirety the paragraph under the subsection entitled “European Union Antitrust Laws” to read as follows:

“Under Article 22 of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), the Offer may be referred by the competition authority of any Member State of the European Union to the European Commission (the “EC”) for review in lieu of review by the Member States. In the event the EC accepts the referral, the purchase of shares of Common Stock pursuant to the Offer may not be completed before it is notified to the EC and the EC has declared, or been deemed to have declared, that the transaction is compatible with the common market. Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days. The EC could prohibit the transaction by declaring that the concentration is incompatible with the common market or the EC could require, as a condition to clearance, a remedy such as the divestiture of shares of Common Stock acquired by the Purchaser or the divestiture of substantial assets of SAP AG or its subsidiaries, or of the Company or its subsidiaries. No referral by the competition authority of any Member State to the EC for review in lieu of the review by the Member State has been requested.”

Item 9. Exhibits

Item 9 of the Scheduled 14D-9 is hereby amended and supplemented by adding the following exhibit.

Exhibit No.	Document

(a)(5)(I)	Press release issued by SAP AG on January 17, 2012 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SuccessFactors, Inc.

By:	/s/ Bruce C. Felt, Jr.
Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer
Date:	January 17, 2012

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(I)	Press release issued by SAP AG on January 17, 2012 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).